Exhibit 99.1

Seanergy Announces Delivery of Capesize M/V Flagship

Vessel to enter Financing and Period Charter Agreement with Cargill

May 11, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that it has taken delivery of the 176,387 dwt Capesize bulk carrier, built in 2013 by Mitsui Engineering & Shipbuilding Co., Ltd. in Japan, which was renamed M/V Flagship (the “Vessel”). The Vessel was subsequently financed through a leasing agreement with Cargill International SA (“Cargill” or the “Charterer”). Pursuant to the agreement, the Company has chartered back the Vessel on a bareboat basis and subsequently entered into a five-year time charter (“T/C”) with Cargill at a rate which is linked to the Baltic Capesize Index (BCI).

Financing Agreement

The bareboat financing amount of the Vessel is $20.5 million at an implied interest rate of approximately 2% all-in, fixed for five years. The Company has the option to buy back the Vessel at any time during the whole five-year leasing period, at the end of which it has a purchase obligation of $10 million subject to certain adjustments based on the market price of the Vessel.

Time Charter Agreement

Under the terms of the T/C, the Vessel will earn an index-linked rate based on BCI, while the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of three months to a maximum of 12 months based on the prevailing Capesize Freight Futures Agreements (“FFA”) curve. The index-linked rate will be 102% of the BCI minus $1,325 per day. The term of the T/C matches the term of the leasing transaction and has a duration of 60 months from the delivery of the Vessel to Cargill on May 10, 2021.

Energy Saving Devices

In addition, Cargill will fund the equipment and the installation of certain energy saving devices (“ESDs”) onboard the M/V Flagship, aimed to increase the Vessel’s energy efficiency by reducing fuel consumption and subsequently the Vessel’s carbon footprint. The Company and the Charterer have successfully implemented a similar project for the M/V Championship in 2019 in a cooperative scheme pioneered by Seanergy and Cargill.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the delivery of the thirteenth Capesize vessel and its immediate commencement of period employment, during the strongest Capesize market of the last decade. Including this delivery, 84% percent of our fleet is employed under index-linked time charters.

We are also excited to further expand our strategic partnership with Cargill with another transaction, which is very beneficial commercially and environmentally. Cargill is one of the most prominent charterers with a clearly defined and actionable environmental and sustainability agenda.

The debt financings we have secured so far for our recent vessel acquisitions are priced competitively and this will further reduce the Company’s average cash interest expense. Moreover, upon the conclusion of this transaction our strong liquidity position will be further enhanced.

The implementation of our strategic decisions of the last 6 months has a clear positive impact on Seanergy so far, and we continuously explore opportunities to further increase value for our shareholders.”

Company fleet upon vessels’ delivery:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	T/C Index Linked
Geniuship	Capesize	170,058	2010	Sungdong	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui Engineering	Voyage/Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	Voyage/Spot
Flagship	Capesize	176,387	2013	Mitsui Engineering	T/C Index Linked
Hellasship	Capesize	181,325	2012	Imabari	T/C Index Linked
Tradership*	Capesize	176,925	2006	Japanese Shipyard	N/A
Patriotship*	Capesize	181,709	2010	Japanese Shipyard	N/A
Total / Average age	2,642,463	11.9

*delivery expected by mid-June 2021

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the remaining newly acquired vessels, the Company's operating fleet will consist of 15 Capesize vessels with an average age of 11.9 years and aggregate cargo carrying capacity of approximately 2,642,463 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com